Erik Vayntrub Associate Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9108 Tel (213) 486-9041 Fax thecapitalgroup.com

June 6, 2017

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Mutual Fund (the “Fund”)
File Nos. 002-10607 and 811-00572

Dear Mr. Cowan:

This letter is in response to the oral comments you provided on May 18, 2017 to the Fund’s Post-Effective Amendment No. 145 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 65 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), in which the Fund registered its new Class 529-F-2 and Class 529-F-3 shares. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on June 23, 2017 (the “Amendment”).

Summary Prospectus

A.	Fees and expenses of the fund

  Please explain why “Other expenses” for Class 529-F-2 and Class 529-F-3 shares in the Fund’s “Annual fund operating expenses” table are based on estimated amounts for the current fiscal year.

Response: Certain class-level operating expenses for the Fund’s new share classes must be estimated. For example, transfer agency fees, which are included in the “Other expenses” line item, are not fixed and will differ for shares held by the Fund’s transfer agent and shares held by third parties. For new share classes that are not yet offered to the public, the Fund must estimate the ratio of shares held by the Fund’s transfer agent relative to shares held by third parties in order to calculate expected transfer agency expenses. Since such transfer agency costs are requisite inputs into the “Other expenses” calculation, and since such costs for a new share class must be estimated, “Other expenses” for Class 529-F-2 and Class 529-F-3 shares for the current fiscal year are, by definition, also estimated.

  In the lead-in to the expense example, the Fund states that investors “may be required to pay brokerage commissions on [their] purchases and sales of Class F-2 or F-3 shares of the [Fund], which are not reflected in the example.” In accordance with FAQ No. 6 set forth in the Division of Investment Management Frequently Asked Questions on IM Guidance Update 2016-06 (Mutual Fund Fee Structures) (Feb. 15, 2017), please include similar disclosure in the narrative immediately preceding the fee table.

Response: We have updated the Fund’s disclosure to address this comment, as follows:

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. In addition to the fees and expenses described below, you may also be required to pay brokerage commissions on purchases and sales of Class 529-F-2 or 529-F-3 shares of the fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in American Funds. More information about these and other discounts is available from your financial professional and in the “Sales charge reductions and waivers” section on page [•] of the prospectus, on page [•] of the fund’s statement of additional information and in the sales charge waiver appendix to this prospectus.

Statutory Prospectus

A.	Purchase, exchange and sale of shares

  In the subsection captioned “Exchange,” the Fund discloses that “exchanges of shares from American Funds U.S. Government Money Market Fund initially purchased without a sales charge to shares of another American Fund generally will be subject to the appropriate sales charge applicable to the other fund.” Please delete the term “generally” in this disclosure and describe any exceptions to the stated policies with specificity.

Response: We have updated the Fund’s disclosure to address this comment, as follows:

Exchanges of shares from American Funds U.S. Government Money Market Fund initially purchased without a sales charge to shares of another American Fund ~~generally~~ will be subject to the appropriate sales charge applicable to the other fund, unless the American Funds U.S. Government Money Market Fund shares were acquired by an exchange from a fund having a sales charge or by reinvestment or cross-reinvestment of dividends or capital gains distributions.

B.	Choosing a share class

  Under the final bullet point of the list set forth in the section captioned “Choosing a share class,” the Fund discloses that “Class F and 529-F shares are generally available…” and “Class R shares are generally available…” only to certain holders and account types. Please delete the term “generally” wherever used in this disclosure and describe any exceptions to the stated policies with specificity.

Response: We have updated the Fund’s disclosure to address this comment, as follows:

—	Class F and 529-F shares are ~~generally~~ available ~~only~~ (i) to fee-based programs of investment dealers that have special agreements with the fund’s distributor, (ii) to financial intermediaries that have been approved by, and that have special agreements with, the fund’s distributor to offer Class F and 529-F shares to self-directed investment brokerage accounts that may charge a transaction fee, (iii) to certain registered investment advisers and (iv) to other intermediaries approved by the fund’s distributor; …

—	Class R shares are ~~generally~~ available ~~only~~ (i) to retirement plans established under Internal Revenue Code Sections 401(a) (including 401(k) plans), 403(b) or 457, ~~and~~ (ii) to nonqualified deferred compensation plans and certain voluntary employee benefit association and post-retirement benefit plans, (iii) to certain institutional investors (including, but not limited to, certain charitable organizations), (iv) to certain registered investment companies approved by the fund’s investment adviser or distributor and (v) to other institutional-type accounts.

C.	Sales charges

  In the subsection captioned “Class A shares,” the Fund discloses that, “except as provided below, investments in Class A shares of $1 million or more may be subject to a 1% contingent deferred sales charge if the shares are sold within one year of purchase.” Please describe with specificity any circumstances (other than those described in the prospectus) under which investments in Class A shares of $1 million or more would not be subject to a 1% contingent deferred sales charged if redeemed within one year of purchase. Alternatively, please revise the disclosure by replacing “may be” with “will be.”

Response: We have updated the Fund’s disclosure to address this comment by replacing the term “may be” with “will be.”

  In the lead-in to the numbered list in the section captioned “Sales charges,” the Fund discloses that “Class A shares of the American Funds may be sold at net asset value” to certain investors “pursuant to a determination of eligibility by a vice president or more senior officer of the Capital Research and Management Company Fund Business Management Group, or by his or her designee.” Please describe with specificity any circumstances under which those investors listed would not be permitted to purchase Class A shares at net asset value or, in the alternative, please revise the disclosure by replacing “may” with “will.” Additionally, please describe the factors employed by officers of the Capital Research and Management Company Fund Business Management Group in making “a determination of eligibility.”

Response: We have updated the Fund’s disclosure to address this comment by replacing the word “may” with “will.” We have also eliminated the reference to a “determination of eligibility” and instead make clear that Class A shares will be sold at net asset value to each of the investor-types listed upon request.

  Items (1) and (2) in the numbered list in the section captioned “Sales charges” each end with a parenthetical that suggests that Class A shares will be sold to the enumerated investor-types at net asset value “subject to the [dealer’s and/or RIA’s] policies and system capabilities.” Item 12(a)(2) of Form N-1A requires that variations in sales loads be described in the Fund’s prospectus. Accordingly, please describe any variations in these policies based on dealer or RIA policies and system capabilities or, in the alternative, delete the referenced disclosure.

Response: We have updated the Fund’s disclosure to address this comment by deleting the referenced disclosure.

D.	Sales charge reductions and waivers

  Please confirm supplementally that there are no sales charge reductions or waivers or other variations in sales loads other than those described in the Fund’s prospectus in accordance with the requirements of Item 12(a)(2) of Form N-1A and those described in the Fund’s statement of additional information pursuant to Items 17(d) and 23(b) of Form N-1A. Alternatively, if necessary, please revise or supplement the Fund’s prospectus and/or statement of additional information disclosure in accordance with the applicable requirements of Form N-1A.

Response: We hereby confirm supplementally that there are no sales charge reductions or waivers or other variations in sales loads other than those described in the Fund’s prospectus in accordance with the requirements of Item 12(a)(2) of Form N-1A and those described in the Fund’s statement of additional information pursuant to Items 17(d) and 23(b) of Form N-1A.

  The Fund discloses that variations in sales charge waivers described in the appendix titled “Sales charge waivers” were “provided to [the Fund] by these intermediaries” and, accordingly, disclaims any responsibility for interpretations of or compliance with such policies regarding sales charge waivers and discounts. Under Section 22(d) of the 1940 Act and Rule 22d-1 thereunder, it is the responsibility of a “registered investment company that is the issuer of redeemable securities” to issue such securities “at a current public offering price described in [its] prospectus” and to comply with the requirements applicable to any scheduled variations in the fund’s sales load. Accordingly, please eliminate disclosure suggesting that the referenced variations in sales charge waivers are provided by third parties and eliminate or revise disclosure disclaiming responsibility for such variations.

Response: We have updated the Fund’s disclosure to address this comment, as follows:

~~V~~Such variations in sales charge waivers ~~that have been provided to us by these intermediaries~~ are described in an appendix to this prospectus titled “Sales charge waivers.” Note that ~~compliance with policies regarding~~ such sales charge waivers and discounts offered through a particular intermediary, as set forth in the appendix to this prospectus, ~~and interpretations of those policies are the sole responsibility of~~ are implemented and administered solely by that intermediary. Please contact the applicable intermediary to ensure that you understand the steps you must take in order to qualify for any available waivers or discounts.

  In the subsection captioned “Statement of intention,” the Fund discloses that “employer-sponsored retirement plans may be restricted from establishing statements of intention.” Please describe with specificity any circumstances under which employer-sponsored retirement plans will be restricted from establishing statements of intention or, in the alternative, revise the disclosure to clarify that such plans are not permitted to establish statements of intention.

Response: We have updated the Fund’s disclosure to address this comment by replacing the term “may be” with “are,” such that the referenced sentence reads: “Employer-sponsored retirement plans are restricted from establishing statements of intention.”

  In the subsection captioned “Reducing your Class T initial sales charge,” the Fund discloses that “sales charges on Class T shares are normally applied on a transaction-by-transaction basis, and, accordingly, Class T shares are not generally eligible for any other sales charge waivers or reductions….” Please describe with specificity any circumstances under which sales charges on Class T shares are not applied on a transaction-by-transaction basis and when Class T shares are eligible for other sales charge waivers or reductions. Alternatively, please revise the disclosure by deleting the words “normally” and “generally.”

Response: We have updated the Fund’s disclosure to address this comment by deleting the words “normally” and “generally” from the referenced sentence.

  In the subsection captioned “Contingent deferred sales charge waivers,” the Fund discloses that “the contingent deferred sales charge on Class A and C shares may be waived” in certain enumerated cases. Please describe with specificity any circumstances under which the contingent deferred sales charge on Class A and C shares would not be waived. Alternatively, please revise the disclosure by replacing the word “may” with “will.”

Response: We have updated the Fund’s disclosure to address this comment by replacing the word “may” with “will” in the referenced sentence.

  In the subsection captioned “Contingent deferred sales charge waivers,” the Fund discloses that, in certain cases, “the contingent deferred sales charge on Class A shares of the American Funds may be waived for bulk conversions to another share class….” Such waiver would be made “pursuant to a determination of eligibility by a vice president or more senior officer of the Capital Research and Management Company Fund Business Management Group, or by his or her designee.” Please describe with specificity any circumstances under which the contingent deferred sales charge on Class A shares would not be waived for bulk conversions to another share class. Additionally, please describe the factors employed by officers of the Capital Research and Management Company Fund Business Management Group in making a “determination of eligibility.”

Response: We have updated the Fund’s disclosure to address this comment by replacing the word “may” with “will.” We have also eliminated the reference to a “determination of eligibility” and instead make clear that the contingent deferred sales charge on Class A shares of the American Funds will be waived for bulk conversions to another share class upon request.

E.	Rollovers from retirement plans to IRAs

  In the subsection captioned “Other sales charge waivers,” the Fund discloses that “sales charges (including contingent deferred sales charges) may be waived pursuant to a determination of eligibility by a vice president or more senior officer of the Capital Research and Management Company Fund Business Management Group, or by his or her designee,” and provides two examples. Please supplement the disclosure to include a complete list of other sales charge waivers. Please also describe the factors employed by officers of the Capital Research and Management Company Fund Business Management Group in making a “determination of eligibility.”

Response: We have updated the Fund’s disclosure to address this comment, as follows:

~~Sales charges (including contingent deferred sales charges) may be waived pursuant to a determination of eligibility by a vice president or more senior officer of the Capital Research and Management Company Fund Business Management Group, or by his or her designee. For example, w~~Waivers of all or a portion of the contingent deferred sales charge on Class C shares ~~may~~ will be granted for transactions requested by financial intermediaries as a result of (i) pending or anticipated regulatory matters that require investor accounts to be moved to a different share class or (ii) conversions of IRAs from brokerage to advisory accounts in cases where new investments in brokerage IRA accounts have been restricted by the intermediary.

  In the subsection captioned “Purchases by SEP plans and SIMPLE IRA plans,” the Fund discloses that, although participant accounts in SEP and SIMPLE IRA plans will be aggregated at the plan level for Class A sales charge purposes, “the ability to link SEP and SIMPLE IRA accounts at the plan level may not be available to you depending on the policies and system capabilities of your financial intermediary.” Item 12(a)(2) of Form N-1A requires that variations in sales loads be described in the Fund’s prospectus. Accordingly, please describe any variations in the SEP and SIMPLE IRA account aggregation policies based on the policies and system capabilities of financial intermediaries. Alternatively, please delete the referenced disclosure.

Response: We have updated the Fund’s disclosure to address this comment by deleting the referenced disclosure.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Associate Counsel